Mail Stop 3561

December 14, 2005

Via U.S. Mail and Facsimile

Edward H. Bastian
Chief Financial Officer
Delta Air lines, Inc.
P.O. Box 20706
Atlanta, GA 30320

> **RE: Delta Air lines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **File No. 001-5424**

Dear Mr. Bastian:

We have reviewed your response letter dated December 7, 2005, and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2004

Stock-Based Compensation, pages F-17

1.   We note your response to prior comment number five citing the reasons why you believe the three year expected life used in determining the fair value of your stock options is appropriate for options granted in fiscal 2003 and 2004. We also note from your response that subsequent to fiscal 2002, a substantial number of options were issued to non-management employees rather than to only

management employees as historically had been the case in the past, and that the options issued to non-management employees expire 6 years from date of grant. You also indicate that generally the expected life of options issued to management is longer than options issued to non-management employees particularly in light of your pay and benefit cuts implemented in 2003 and 2004. However, in view of your recent past financial difficulties, including your liquidity shortfall, bankruptcy proceedings and declining stock price, we would not necessarily agree that non-management employees would be inclined to exercise such options more quickly than management under such circumstances, which it appears your option activity table on page F-47 indicates by the limited number of exercises in the periods presented. In this regard, we believe you should consider re-evaluating your assumptions used in estimating the fair value of stock options granted in fiscal 2005, specifically taking into consideration the significant downward change in your financial circumstances and stock price, and the limited exercise activity as experienced during the last three fiscal years.

2. Notwithstanding the above, we believe you should revise future filings, where appropriate, to disclose the significant changes made by management with respect to the assumptions used in estimating the fair value of your stock options granted in the periods presented and describe in complete and clear detail the underlying reason(s) or factors considered by management in making such changes. Similar to your response to prior comment number five, please revise your disclosure(s) to discuss the reason(s) management believes attributed to the significant decrease in the average expected life of the stock options in light of the financial difficulties experienced by Delta Air Lines.

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You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant